DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

[redacted] DIRECT
)-4560

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

02034743

File No. 82-4939

June 6, 2002

JUN 6 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

SUPPL

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the 2002 First Quarter Results .

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Very truly yours,

Lillian R. Saldanha
Legal Assistant

GENERAL

Security reference
Version 2.2.0
ADVANCE ON QUARTERLY RESULTS:
QUARTER: 1 YEAR: 2002

Company name: GRUPO FERROVIAL, S.A.
Business address: Príncipe de Vergara, 135 – 28002 Madrid
Tax identification number: A28606556

Persons who assume responsibility for this information, the posts they occupy and identification of their powers or faculties by virtue of which they represent the company:
Nicolás Villén Jiménez, Chief Financial Officer, empowered by the notary Antonio del Moral Carro on 15 February 1993 in Madrid with protocol no. 394 and registered at the Mercantile Register on 18 February 1993.
Signature:

A) ADVANCE ON QUARTERLY RESULTS

Units: Thousands of Euros

		INDIVIDUAL		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
NET REVENUES (1)	0800	8,130	7,299	1,005,893	829,234
EARNINGS BEFORE TAXES	1040	-3,998	759	323,151	70,718
EARNINGS AFTER TAXES	1044	-2,599	493	226,114	50,183
Earnings attributed to External Shareholders	2050			30,265	-1,272
INCOME FOR THE YEAR ATTRIBUTED TO CONTROLLING COMPANY	2060			256,379	48,911
SUBSCRIBED CAPITAL	0500	140,265	142,132		
AVERAGE NUMBER OF EMPLOYEES	3000	174	166	27,912	23,309

B) BUSINESS PERFORMANCE

(Although the comments for inclusion in this section are summarized due to the synthetic character of this quarterly information, they must enable investors to form a sufficient opinion about the company's activity and the results obtained during the period covered by this quarterly information, as well as its financial and net worth position and other relevant data about the company's general operations.)

In January-March, consolidated sales rose 21% against the same period of the previous year, to €1,005.9 million.

The breakdown by business area is as follows:

	March 2002	March 2001	Change (%)
Construction	778.8	666.4	16.9
Property	114.7	121.4	80.6
Concessions	246.4	73.7	55.6
Services	64.1	46.3	38.4
Adjustments	-92.6	-82.6	
Total	1,005.9	829.2	21.3

Operating income rose 49.1%, to €105.1 million, based on the following:

	March 2002	March 2001	Change (%)
Construction	27.6	19.6	41.1
Property	23.2	24.3	-4.4
Concessions	52.8	28.3	86.5
Services	1.8	1.4	32.1
Adjustments	-0.3	3.1	
Total	105.2	70.5	49.2

Concessions posted the highest increase, owing to good overall traffic performance on toll roads. Income from toll roads includes €12.6 million for capitalization of financial expenses.

The concessions activity contributes 50% to operating income.

The concessions activity registered higher net financial expenses due primarily to higher borrowings arising from integration of Santiago-Talca (US$421 million), consolidated as of September 2001.

The rest of group activities recorded a slightly positive balance, due mainly to the finalization of the Macquarie agreement (mid-January). This resulted in cash flow of €816 million cash flow, which eliminated debts thereby resulting in a positive cash position.

C) BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly.)

All the financial and accounting information included in this documentation was prepared in accordance with the generally accepted accounting principles and criteria required by current law.

The same principles and criteria used in the audited financial statements as at 31 December 2001 were also applied.

The major changes in the consolidated group size in the first three months of 2002 were as follows:

- In January 2002, in accordance with the agreements signed in September 2001, Grupo Ferrovial and Australia's Macquarie Infrastructure Group (MIG) finally sealed their alliance in the toll road concession business: MIG acquired 40% of Cintra, Concesiones de Infraestructuras de Transporte, S.A. Cintra now focuses on toll roads in Spain and elsewhere, transferring the car park and airport businesses to other Grupo Ferrovial subsidiaries.

- In March 2002, Grupo Ferrovial included Eurolimp in the consolidated income statement. Eurolimp, acquired in December 2001, is one of Spain's leading facility cleaning groups (offices, hospitals and installations); its balance sheet was included in consolidated accounts in December.

D) DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Euros per share	Amount (thousands of euros)
1. Ordinary shares	3100	22.34%	0.23	31,333
2. Preference shares	3110			
3. Non-voting shares	3120			

Additional information about distributed dividends (interim, supplementary, etc.)

Annex on the next page (B-3 BIS)

E) SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	3200		x
2. Acquisition of treasury stock subject to mandatory	3210		x

disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)			
3. Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant investments or divestments, etc.)	3220	x	
4. Increase and decrease in share capital or securities value	3230		x
5. Issuance, redemption or cancellation of debt securities	3240		x
6. Change in Directors or Board of Directors	3250	x	
7. Amendments to the Company Bylaws	3260	x	
8. Transformation, mergers or spin-offs	3270		x
9. Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the Company or Group	3280		x
10. Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		x
11. Bankruptcy, protection from creditors, etc.	3310		x
12. Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		x
13. Strategic agreements with domestic or foreign groups (stock deals, etc.)	3330		x
14. Other significant events	3340		x

(*) Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

Additional information about distributed dividends (interim, supplementary, etc.)

On 22 March 2001, the Shareholders' Meeting of Grupo Ferrovial, S.A. resolved to pay a supplementary dividend of €0.13 per share (€17,710,222.53) out of 2001 income and an additional dividend of €0.10 per share (€13,623,248.10) out of voluntary reserves, excluding the treasury stock existing at the time of the aforementioned meeting. This dividend will paid from 10 May 2002. Additionally, an interim dividend of €0.18 per share was approved and paid in November 2001. Consequently, the total dividend paid out of 2001 income and reserves amounts to €0.41 per share.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

1. On 22 March 2002, the Shareholders' Meeting approved, among others, the following resolutions:

- Approval of the 2001 consolidated financial statements, in which profit attributable to the controlling company amounted to €218.3 million.
- Approval of the 2001 individual financial statements, in which profit totaled €47.4 million.
- Distribution of a dividend of 0.41 euros per share paid out of 2001 income.
- Appointment of Joaquín Ayuso García as a member of the company's Board of Directors. Re-appointment of the directors Santiago Bergareche Busquet, Jaime Carvajal Urquijo and Fernando del Pino y Calvo-Sotelo.
- Re-appointment of Arthur Andersen as the auditor of the company and its consolidated group for 2002.
- Amendment to article 25 of the bylaws relating to remuneration of members of the Board of Directors, to establish remuneration formulas indexed to the share value. It was resolved that part of the Board of Directors' remuneration be quantified by applying the increase or decrease of the company's share price in the securities markets.
- Authorization so that the Board of Directors can acquire a maximum number of own shares representing up to 5% of capital stock.

2. On 25 January, the Board of Directors resolved to appoint Santiago Bergareche Busquet as non-executive Vice-chairman of the Board of Directors.

3. On 22 March 2002, the Board of Directors approved the appointment of Joaquín Ayuso García as the company CEO and member of the Executive Committee. The following directors were re-appointed as members of that Committee: Santiago Bergareche Busquet, Jaime Carvajal Urquijo and Fernando del Pino y Calvo-Sotelo.

4. On 15 January 2002, the agreement signed in September 2001 between Grupo Ferrovial and Macquarie Infrastructure Group (MIG) was finalized in which the latter acquired 40% of Cintra Concesiones de Infraestructuras de Transporte, S.A. for €816 million.

5. Grupo Ferrovial, S.A., via Cintra, reached an agreement to acquire an additional 5.8% of 407 ETR, owner of the 407 Express Toll Route in Toronto. When the acquisition takes place, Cintra will own 67.1%. This investment totals €128.2 million and will be financed through shareholders' equity.

INSTRUCTIONS FOR COMPLETING THE ADVANCE ON QUARTERLY RESULTS

(GENERAL)

- This model must include all the companies as defined in the second paragraph of article 1 of Royal Decree 1298/1986, dated 28 June, regarding the transposition of European credit institution law into Spanish law.
- The required monetary amounts must be expressed in thousands of euros, without any decimals and rounded off, unless otherwise stated.
- Losses must be expressed with a minus sign (-) in front of the number.
- Each figure must include next to it the figure for the corresponding period of the previous year, unless otherwise stated.

- Definitions:

(1) Net revenues comprise the amounts from the sale of products and services rendered as part of the company's ordinary activities, less discounts and other rebates on sales and value added tax and other taxes directly related to the revenues figure.